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                                 BID.COM International Inc.
                                 6725 Airport Road, Suite 201
                                 Mississauga, ON  L4V 1V2
                                 Tel: 905-672-7467 / Facsimile: 905-672-5705
                                 Website:  www.bid.com
                                 (Nasdaq: BIDS, TSE: BII)


FOR IMMEDIATE RELEASE


                     BID.COM ANNOUNCES REVENUE EXPECTATIONS
                               FOR THIRD QUARTER

TORONTO, ONTARIO - October 12, 1999 - Bid.Com International Inc. (Nasdaq: BIDS,
TSE: BII), one of North America's leading online auction companies, today announced that it expects revenue for its third quarter, which ended September 30, 1999, to be between Cdn$8.25 million and Cdn$8.5 million. The third quarter revenues are in excess of 30% above second quarter 1999 levels but below the Company's earlier stated third quarter target of Cdn$12 million.

"During 1999, we have concentrated on building our technology licensing and business-to-business revenues to supplement our consumer-based business at www.bid.com, said Jeff Lymburner, President and CEO of Bid.Com International
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Inc. While we are very pleased with the growth we have achieved in 1999, it has taken us more time than originally anticipated to develop and complete certain business-to-business alliances and licensing opportunities. Accordingly, the Company is revising its 1999 revenue expectations: the Company currently expects full year 1999 revenues of in excess of Cdn$30 million, instead of Cdn$50 million as previously estimated. Lymburner continued, while we would like to meet or exceed our forecasts, we fundamentally believe that the technology licensing and business-to-business model will be more beneficial to the Company's long term profitability."

"We remain very excited by the transactions and partnerships that were completed in the third quarter. The ValueVision Interactive relationship creates significant opportunities for both companies regarding the convergence of the Internet and television and the broadening of home shopping. Megawheels.com takes Bid.Com's technology into the rapidly growing e-commerce market for used automobiles. We continue to expand the reach of our "powered by Bid.Com" e-commerce solutions, which includes our patented "Dutch" auction technology and multiple e-commerce platforms," added Mr. Lymburner.

Bid.Com currently expects to report results for its third quarter, which ended September 30, 1999, on Thursday, November 4th.
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Bid.Com International Inc.
Page 2


About Bid.Com International Inc.
--------------------------------

Bid.Com, founded in 1995, is one of e-commerce's leading online auction sales organizations, with offices in Toronto, Ontario, Tampa, Florida and Dublin, Ireland. The company offers a compelling, entertaining and cost-effective method of selling a wide array of goods and services over electronic distribution channels. Bid.Com is strategically positioned to leverage its business-to-consumer technological leadership by offering the pre-eminent online auction platform for co-ventures into business-to-business markets, licensing custom branded e-commerce solutions and for distribution through broadband/cable media. In addition to strategic alliances with NBC through ValueVision Interactive, America Online and Rogers New Media, the company has recently announced an alliance with SCS Solars offering discounted travel products to the growing business-to-business market and a joint venture with Point2 Internet Systems providing e-commerce technology and online auction capabilities for the used heavy equipment market. The company's shares trade on both the Nasdaq National Market and the Toronto Stock Exchange.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues and profitability. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, the Company's ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's amended Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

To receive additional information on Bid.Com International Inc. please visit www.bid.com or via fax, at no charge, From the U.S dial 1-800-PRO-INFO or from
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Canada dial 201-432-0955 and enter code BIDS.

CONTACTS:
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At Bid.Com:
-----------
Greg Bewsh, Vice President, Investor Relations
Tel: (905) 672-7467 ext. 322
Fax: (905) 672-9928
Email: investorrelations@bid.com
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At FRB for Bid.Com:
-------------------
Alison Ziegler - General Info.
Barbara Manley - Analyst Info.
Claudine Cornelis - Media Info.
Tel: (212) 661-8030

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